UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 23, 2015

ROI Acquisition Corp. II

(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-36068 (Commission File Number)	46-3100431 (I.R.S. Employer Identification Number)

601 Lexington Avenue, 51st Floor New York, New York (Address of principal executive offices)	10022 (Zip code)

(212) 825-0400

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01	Entry Into a Material Definitive Agreement.

The Merger Agreement

On July 23, 2015, ROI Acquisition Corp. II (the “Company”) entered into an Agreement and Plan of Merger (as may be amended, the “Merger Agreement”), by and among the Company, Ascend Telecom Infrastructure Private Limited, a private limited company organized under the laws of India (“Ascend India”), Ascend Telecom Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Ascend Holdings”), and NSR-PE Mauritius LLC, a Mauritius private company limited by shares (“NSR”). Pursuant to the Merger Agreement, the Company will merge with and into a Delaware limited liability company to be formed by Ascend Holdings, with each outstanding share of common stock of the Company, par value $0.0001 per share, being converted into the right to receive one newly issued ordinary share of Ascend Holdings, par value $1.00 per share. In connection therewith, NSR QSR PE Mauritius LLC, a subsidiary of Ascend Holdings, will purchase from Infrastructure Leasing & Financial Services Limited, N.K. Tele Systems Limited and N.K. Telecom Products Limited (collectively, the “IL&FS Parties”) 100% of the ordinary shares of Ascend India owned by the IL&FS Parties for an aggregate purchase price of INR 2,700,000,000, resulting in Ascend India becoming an indirect wholly owned subsidiary of Ascend Holdings. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.”

The ordinary shares to be issued by Ascend Holdings to the Company’s stockholders are expected to constitute between 40.4% and 45.3% of the issued share capital of Ascend Holdings, depending on the number of shares redeemed by the Company’s public stockholders in connection with the stockholder vote to approve the Business Combination and excluding the earnout shares (described below). Ascend Holdings intends to apply to have its ordinary shares listed on The NASDAQ Stock Market LLC (“NASDAQ”) upon the closing of the Business Combination under the symbol “ASCE.”

In connection with the Business Combination, the Company will seek the approval of its public warrant holders to amend the warrant agreement governing its warrants so that, upon the consummation of the Business Combination, each of the Company’s outstanding warrants, which entitle the holder thereof to purchase one-half of one share of the Company’s common stock, will be exchanged for cash in the amount of $0.50.

Earn Out Shares

The Merger Agreement provides that, upon the closing of the Business Combination, Ascend Holdings will issue 2,000,000 ordinary shares to NSR that will be subject to forfeiture. Specifically, (i) 2,000,000 shares will be required to be forfeited if the last sales price of the Ascend Holdings ordinary shares on NASDAQ does not equal or exceed $11.50 per share (with adjustments for splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within nine months after the closing of the Business Combination, and (ii) 1,000,000 shares will be required to be forfeited in the event the last sales price of the Ascend Holdings ordinary shares on NASDAQ does not equal or exceed $13.00 per share (with adjustments for splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within nine months after the closing of the Business Combination.

Ascend Holdings will also issue 307,652 ordinary shares to GEH Capital, Inc., the Company’s sponsor (the “Sponsor”), or its designee, upon the closing of the Business Combination. Such shares will be subject to forfeiture in the event that the last sales price of the Ascend Holdings ordinary shares on NASDAQ does not equal or exceed $13.00 per share (with adjustments for splits, dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within five years after the closing of the Business Combination.

Net Indebtedness Adjustment

The Merger Agreement provides that the number of Ascend Holdings ordinary shares owned by NSR will be subject to adjustment after the closing of the Business Combination. Following the closing of the Business Combination, subject to the dispute resolution procedures described in the Merger Agreement, the parties will calculate the difference between (a) $127,200,000, and (b) the amount of cash on hand and indebtedness of Ascend India as of 11:59 p.m. on the closing date (the “Net Adjustment Amount”). If the Net Adjustment Amount is a positive number, then Ascend Holdings will deliver to NSR such number of ordinary shares equal to the Net Adjustment Amount divided by 10 and rounded down to the nearest whole number, and if the Net Adjustment Amount is negative, then NSR and the Company’s agent will instruct Continental Stock Transfer & Trust Company (the “Escrow Agent”) to hold the number of Ascend Holdings ordinary shares equal to the absolute value of the Net Adjustment Amount, divided by ten and rounded down to the nearest whole number, until the 12-month anniversary date of the closing date of the Business Combination, after which such shares will be released to, and cancelled and extinguished by, Ascend Holdings.

Representations and Warranties

The Merger Agreement contains certain customary representations and warranties of the Company and Ascend India, NSR, and Ascend Holdings relating to their respective businesses. Other than with respect to certain specified fundamental representations and warranties which will survive for a limited period of time following the closing of the Business Combination, the other representations and warranties shall not survive closing of the Business Combination.

Exclusivity

Subject to certain exceptions set forth in the Merger Agreement, the Company, Ascend India, NSR, and Ascend Holdings have agreed to exclusivity arrangements pursuant to which neither will entertain alternative business combinations, sales, reorganizations, or other organic transactions.

Conditions to Complete the Business Combination

Under the Merger Agreement, the closing of the Business Combination is subject to a number of conditions, including that (i) the Company’s stockholders approve the Business Combination, (ii) the amount payable to the Company’s public stockholders who have properly elected to exercise their redemption rights with respect to their common stock does not exceed $22,580,000, provided that the Company has a right to privately place up to 1,000,000 shares of common stock for not less than $10.00 per share for purposes of satisfying this condition, (iii) each of the Company’s outstanding warrants are exchanged in accordance with the terms of the Merger Agreement, and (iv) ROI holds not less than INR 5,585,461,616 (subject to a downward adjustment in the event of certain fluctuations in the U.S. Dollar/Indian Rupee exchange rate) following the payment to the Company’s public stockholders who exercise their redemption rights, the Company’s warrantholders in connection with the amendment to the warrant agreement (if approved) and of certain transaction expenses. If these conditions are not satisfied, then Ascend Holdings will not be required to consummate the Business Combination.

Closing and Effective Time

Under the Merger Agreement, the closing of the Business Combination is to take place two business days following the satisfaction or waiver of the conditions specified in the Merger Agreement. If the Company and Ascend Holdings fail to complete the Business Combination on or before September 20, 2015, either party may terminate the agreement and abandon the contemplated transactions, absent any extensions provided for in the Merger Agreement. However, the right to terminate is not available to a party whose failure to fulfill any material obligation under the Merger Agreement caused or resulted in the date of the merger to be after September 20, 2015.

Termination

Subject to the conditions and exceptions specified therein, the Merger Agreement may be terminated in certain circumstances, including, without limitation, by either the Company or Ascend Holdings (i) if the effective time of the Business Combination has not occurred by 5:00 P.M. Eastern Time on September 20, 2015, unless extended as provided for in the Merger Agreement and (ii) as a result of a failure to obtain Company stockholder approval of the Business Combination. The Merger Agreement may also be terminated by mutual written consent of the Company and Ascend Holdings at any time prior to the closing.

Indemnification of the Company’s Stockholders

Upon the closing, NSR has agreed to deposit 627,250 Ascend Holdings ordinary shares beneficially owned by NSR into an escrow account in order to satisfy indemnification obligations described below and obligations pursuant to the net indebtedness adjustment described above.

Effective at and after closing, NSR will, subject to certain limitations and conditions set forth in the Merger Agreement, indemnify and hold harmless the Company’s stockholders, each of their affiliates, and their respective successors and assigns from and against any indemnifiable losses (as determined under the terms of the Merger Agreement) that any indemnitee actually suffered or incurred to the extent resulting from, arising out of, or relating to a breach of certain fundamental representations contained in the Merger Agreement. Any payment for an indemnifiable loss will be made as a transfer to the indemnitees of the Ascend Holdings ordinary shares beneficially owned by NSR held in the escrow account, pursuant to the Merger Agreement, equal to the amount of the indemnifiable loss divided by the price of the Ascend Holdings ordinary share as of the closing date of the Business Combination, rounded down to the nearest whole number, and subject to the limitations on indemnification and the release of shares from the escrow account.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such contract. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and are used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision.

Item 7.01    Regulation FD Disclosure.

Attached as Exhibit 99.l to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the investor presentation that will be used by the Company in making presentations to certain existing and potential stockholders of the Company with respect to the Business Combination.

On July 23, 2015, the Company issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.2 and is incorporated into this Item 7.01 by reference.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01    Other Events.

In connection with the Business Combination, the Company will seek the approval of its public warrant holders to amend the warrant agreement governing its warrants so that, upon the consummation of the Business Combination, each of the Company’s outstanding warrants, which entitle the holder thereof to purchase one-half of one share of the Company’s common stock, will be exchanged for cash in the amount of $0.50. Approval of the amendment requires the affirmative vote of holders of 65% of the Company’s public warrants. Approval of the amendment to the warrant agreement is a condition to the shareholder approval of the Business Combination. In connection with the consummation of the Business Combination, Clinton Magnolia Master Fund Ltd., an affiliate of the Sponsor, has agreed to forfeit to the Company for no consideration all of the 8,000,000 private placement warrants held by it. Accordingly, the private placement warrants will not be eligible to be exchanged for cash pursuant to the amendment to the warrant agreement.

Item 9.01.    Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit

2.1*	Agreement and Plan of Merger, dated July 23, 2015, by and among ROI Acquisition Corp. II, Ascend Telecom Infrastructure Private Limited, Ascend Telecom Holdings Limited and NSR-PE Mauritius LLC.

99.1	Investor Presentation.

99.2	Press Release.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

Additional Information about the Transaction and Where to Find It

Ascend Holdings intends to file a registration statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Company’s common stock and public warrants in connection with the solicitation by the Company of proxies for the vote by the stockholders on the Business Combination and the vote by the warrantholders on the proposed amendment to the warrant agreement, as well as the prospectus with respect to the Ascend Holdings ordinary shares to be issued to the Company’s stockholders if the Business Combination is consummated. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders and warrantholders. The Company stockholders and warrantholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Ascend India, Ascend Holdings, the Company, the proposed Business Combination and the proposed warrant agreement amendment. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders of the Company as of a record date to be established for voting on the Business Combination and the warrant agreement amendment. Stockholders and warrantholders will also be able to obtain copies of the Registration Statement which will include the proxy statement/prospectus, without charge at the SEC's Internet site at http://www.sec.gov or by directing a request to: Daniel A. Strauss, Secretary, ROI Acquisition Corp. II, 601 Lexington Avenue, 51st Floor, New York, New York 10022

Participants in Solicitation

The Company and its directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination and the Company’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC. Additional information regarding interests of such participants will be contained in the proxy statement/prospectus when filed.

Ascend Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination and from the warrant holders of the Company in connection with the proposed warrant amendment. A list of the names of such directors and officers and information regarding their interests in the transaction will be included in the proxy statement/prospectus for the transaction when filed with the SEC.

Forward Looking Statements

This current report on Form 8-K includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to the timing of the proposed Business Combination, as well as the expected performance, strategies, prospects and other aspects of the businesses of the Company, Ascend India and Ascend Holdings after completion of the Business Combination, are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of Merger Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company, Ascend India, Ascend Holdings or others following announcement of the Merger Agreement and transactions contemplated therein; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of the Company, redemptions by stockholders of the Company or other conditions to closing in the Merger Agreement, or the inability to amend the warrant agreement due to the failure to obtain approval of the warrantholders of the Company, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (5) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination described herein; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Ascend India to grow and manage growth profitably, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Ascend India or Ascend Holdings may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement to be filed by the Company with the SEC, including those under “Risk Factors” therein, and other filings with the SEC by the Company.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: July 23, 2015

ROI Acquisition Corp. II

By:	/s/ Joseph A. De Perio
Joseph A. De Perio Vice Chairman of the Board and President

[Signature Page to Form 8-K]

EXHIBIT INDEX

Exhibit Number	Exhibit

2.1*	Agreement and Plan of Merger, dated July 23, 2015, by and among ROI Acquisition Corp. II, Ascend Telecom Infrastructure Private Limited, Ascend Telecom Holdings Limited and NSR-PE Mauritius LLC.

99.1	Investor Presentation.

99.2	Press Release.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.